

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2012

Via E-mail
Mike Cederstrom
General Counsel and Corporate Secretary
Richfield Oil & Gas Company
15 W. South Temple, Suite 1050
Salt Lake City, Utah 84101

> **Re: Richfield Oil & Gas Company**
> **Amendment No. 3 to Registration Statement on Form 10**
> **Filed July 2, 2012**
> **File No. 0-54576**

Dear Mr. Cederstrom:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 6

Summary of Oil and Gas Reserves, page 20

1.   Your response to comment three in our June 21, 2012 letter attributed the difference between your average Gorham proved producing estimated ultimate recovery -22 thousand barrels of oil – and your average proved undeveloped reserves per location – 29 thousand – to better oil prices for the PUD reserves. However, these same higher prices were applied to the Gorham producing wells, resulting in their lower average EUR. Please amend your document to disclose these PUD reserves in agreement with the Gorham producing properties. Alternatively, explain the reason –aside from oil price - for this difference.

2.   In our prior comment four, we asked that you update the producing rate vs. time plots for the six producing Gorham wells for oil and water production. You responded with more oil history – both production and test figures - but stated you did not have the capability to track water production figures. As we could identify no definitive decline trend in these production rate-time plots and oil cut (or water-oil ratio) vs. cumulative oil production plots require water production figures, please explain the basis for the Gorham producing wells' reserve estimates. Address how you determined the costs for water production and disposal if you cannot track it.

3.   Our prior comment six asked that you remove possible oil and gas reserved you attributed to the Fountain Green project due to the absence of proved reserves. Please explain whether the Liberty and Independence projects' possible reserves are incremental to proved reserves. If they are not, please remove them from your document.

4.   In your response to our prior comment seven, you described the changes to your PUD reserves during 2011 but omitted the reserve figures for each of these changes. Please amend your document to disclose the figures for each of the changes during 2011 to your PUD reserves. This comment also applies to the new disclosure on page F-57 wherein you describe the changes to your proved reserves during 2011.

5.   Your response to our prior comment eight states that your unit production cost is much higher than that projected by your third party reserve report due to the high fixed costs and low production. Please expand your Risk Factors to disclose the fact that continuation of these conditions will cause the affected properties' reserves to be removed.

6.   Your response to our prior comment nine states that production of PUD reserves will utilize (apparently) conventional gas powered beam pumps while the probable reserves from the same wells (and at the same time) will be produced by electric submersible pumps which have higher capacity and higher costs. Please explain to us how you intend to accomplish this arrangement. We may have additional comment.

7.   Our prior comment ten asked your historical activities in obtaining such outside financing. You referred us to Item 10 RECENT SALES OF UNREGISTERED SECURITIES, wherein you disclosed issuance of common stock to consultants. Please tell us if any of these payments went to your third party petroleum engineer. If so, explain how the independence of the third party is maintained. Please amend your document to disclose this circumstance.

Notes to Consolidated Financial Statements

Note 20   Supplemental Oil and Natural Gas Information (Unaudited), page F-58

8.   We note that your standardized measure disclosure presents future production costs combined with future development costs. Please amend your document to disclose future production costs separately from future development costs as the development costs are significant. Refer to FASB ASC subparagraph 932-235-50-31(b)

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 if you have questions regarding the engineering comments. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or Norman von Holtzendorff, Staff Attorney, at (202) 551-3237 with any other questions

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Reed W. Topham, Esq.
        Stoel Rives LLP